SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 22, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on September 22, 2014.

Buenos Aires, September 22nd 2014

To
Comisión Nacional de Valores

(Argentine Securities Exchange Commission)

Re: Banco Macro S.A. Informs Relevant Event. Compliance with Section 2, Chapter I, Article XII of the Rules and Regulations of Comisión Nacional de Valores (CNV) (Revised 2013)

I write to the Comisión Nacional de Valores (hereinafter referred to as “CNV”) in my capacity as attorney-in-fact of Banco Macro S.A. (hereinafter referred to as the “Bank”) and in compliance with Sect. 2, Chapter I, Article XII of the Rules and Regulations of the CNV (Revised 2013), in connection with the treasury stock, issued by the entity, in the Bank’s portfolio for an aggregate amount of 10,000,000 (hereinafter the “Treasury Stock”), which were acquired through a series of purchases carried out between September 22nd 2011 and December 14th 2011, by virtue of the resolution adopted by the Bank’s Board of Directors on September 15th 2011, as timely informed to the CNV and duly disclosed to the market in compliance with the applicable rules and regulations.

Pursuant to the provisions of Sect. 67 of Law 26831, the capital stock shall be reduced by operation of law by an amount equal to the nominal value of the Treasury Stock remaining in the Bank’s portfolio, which shall be cancelled due to the expiration of the 3-year term from the acquisition and non-sale thereof and due to the lack of any shareholders’ resolution regarding the intend thereof.

Consequently, the Bank’s capital stock shall be decreased by operation of law and on the dates specified in Exhibit I attached hereto due to the expiration of the above mentioned term.

Sincerely,

Exhibit I

Date	Amount of Shares	Date	Amount of Shares
09/22/14	406,215	11/16/14	599,000
09/23/14	378,795	11/17/14	520,000
09/29/14	43,990	11/18/14	495,842
09/30/14	447,000	11/21/14	77,208
10/03/14	512,272	11/22/14	487,000
10/04/14	522,871	11/23/14	566,502
10/05/14	401,857	11/24/14	65,646
10/06/14	21,308	11/25/14	220,852
10/07/14	45,692	11/29/14	554,090
10/11/14	95,000	11/30/14	452,910
10/13/14	2,000	12/01/14	80,000
11/01/14	10,768	12/02/14	150,300
11/02/14	72,825	12/05/14	140,000
11/04/14	30,000	12/06/14	549,700
11/07/14	30,400	12/07/14	610,000
11/09/14	15,000	12/12/14	528,556
11/10/14	11,216	12/13/14	521,450
11/14/14	5,000	12/14/14	259,994
11/15/14	68,741	Total	10,000,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 22, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director